As filed with the United States Securities and Exchange Commission on May 27, 2026

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

AMENDMENT NO. 1

TO

SCHEDULE 14D-1F

TENDER OFFER STATEMENT PURSUANT TO RULE 14d-1(b)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

PACIFIC BOOKER MINERALS INC.

(Name of Subject Company)

Not Applicable

(Translation of Subject Company’s name into English (if applicable))

British Columbia, Canada

(Jurisdiction of Subject Company’s Incorporation or Organization)

AMERICAN EAGLE GOLD CORP.

(Bidder)

Common Shares, no par value

(Title of Class of Securities)

69403R108

(CUSIP Number of Class of Securities (if applicable))

Anthony Moreau

Chief Executive Officer

American Eagle Gold Corp.

141 Adelaide Street W

Toronto, Ontario, M5H 3L5 Canada

(Name, address (including zip code) and telephone number (including area code)

of person(s) authorized to receive notices and communications on behalf of bidder)

Copy to:

American Eagle Gold Corp.

141 Adelaide Street W

Toronto, Ontario, M5H 3L5 Canada

April 14, 2026

(Date tender offer published, sent or given to security holders)

PART I — INFORMATION REQUIRED TO BE SENT TO SHAREHOLDERS

Item 1. Home Jurisdiction Documents

This Amendment No. 1 amends and supplements the Schedule 14D-1F filed with the U.S. Securities and Exchange Commission on April 14, 2026 (the “Initial Schedule 14D-1F” and as amended by this Amendment No. 1, the “Schedule 14D-1F”) by American Eagle Gold Corp. (“American Eagle” or “Offeror”).

The Schedule 14D-1F relates to the offer (the “Offer”) by American Eagle to purchase all of the issued and outstanding common shares (the “Pacific Booker Shares”) of Pacific Booker Minerals, Inc. (“Pacific Booker”), including any Pacific Booker Shares that may become issued and outstanding after the date of the Offer but prior to the Expiry Time upon conversion, exchange or exercise of any Convertible Securities. The Offer is open for acceptance until 5:00 PM (Toronto time) on July 29, 2026, unless the Offer is accelerated, extended or withdrawn.

The Offer is subject to the terms and conditions set forth in the Offer and Circular dated April 14, 2026 (the “Offer and Circular”), including the Letter of Acceptance and Transmittal and Notice of Guaranteed Delivery, copies of which were filed as Part I of the Initial Schedule 14D-1F. Capitalized terms used herein and not defined herein have the respective meanings assigned to such terms in the Offer and Circular, and all references herein to “sections” or “paragraphs” refer to sections or paragraphs, as applicable, of the Offer and Circular before giving effect to the amendments contemplated hereby.

The Offer and Circular is hereby amended and supplemented as follows:

The outside front cover of the Offer and Circular is hereby amended to add the following after the first paragraph thereon:

“This Offer is made for the securities of a foreign issuer and while the Offer is subject to Canadian disclosure requirements, Shareholders should be aware that these disclosure requirements are different from those of the United States. Financial statements included herein, if any, have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and are subject to Canadian auditing and auditor independence standards, and thus may not be comparable to financial statements of United States companies.

The enforcement by Pacific Booker Shareholders of civil liabilities under United States federal securities laws may be affected adversely by the fact that each of Pacific Booker and the Offeror are located in a foreign country, and that some or all of their officers and directors and the experts named in the Offer and Circular are residents of a foreign country. In addition, it may be difficult for Pacific Booker Shareholders in the United States to enforce their rights and any claim they may have arising under United States federal and state securities since the Offeror is a corporation existing under the federal laws of Canada and Pacific Booker is a corporation existing under the laws of British Columbia, Canada; some or all of the officers and directors of each of the Offeror and Pacific Booker reside outside the United States; some of the experts named herein may reside outside the United States; and all or a substantial portion of the assets of the Offeror and Pacific Booker are located outside the United States. Shareholders may not be able to sue the Offeror, Pacific Booker or their respective officers or directors in a foreign court for violations of United States federal securities laws. Further, it may be difficult to compel a foreign company and its affiliates to subject themselves to the jurisdiction and judgment of a United States court.

Pacific Booker Shareholders should be aware that, during the period of the Offer, the Offeror or its affiliates or associates may, directly or indirectly, bid for or make purchases of the Offeror’s securities to be distributed or exchanged, or the Offeror’s related securities, in each case, as permitted by applicable Canadian laws or provincial laws or regulations.”

The section entitled “Notice to Shareholders in the United States” on page vi of the Offer and Circular is hereby amended by deleting the fourth and fifth paragraphs, as well as the “Purchases Outside the Offer” and Enforcement of Civil Liabilities” sections.

Item 2. Informational Legends

See the outside front cover page of the Offer and Circular.

PART II — INFORMATION NOT REQUIRED TO BE SENT TO SHAREHOLDERS

The bidder has filed the following as Exhibits to this Schedule:

Exhibit Number	Description
2.1*	Press release, dated April 14, 2026 relating to American Eagle’s offer for all outstanding common shares of Pacific Booker
3.1*	Offer and Circular
3.2*	Audited Consolidated Financial Statements For The Years Ended December 31, 2024 and 2023 and Management's Discussion and Analysis Thereof
3.3*	Unaudited Condensed Consolidated Interim Financial Statements For The Three and Nine Months Ended September 30, 2025 and Management's Discussion And Analysis Thereof
3.4*	Unaudited Pro Forma Financial Statements
4.1*	Consent of McGovern Hurley LLP
4.2*	Consent of Qualified Person, Mark Bradley
4.3*	Consent of DLA Piper (Canada) LLP
107*	Filing Fee

*	Incorporated herein by reference to Registration Statement on Form F-10 filed with the SEC on April 14, 2026.

PART III — UNDERTAKINGS AND CONSENT TO SERVICE OF PROCESS

1. Undertakings

(a) The bidder undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to this Schedule or to transactions in said securities.

(b) The bidder undertakes to disclose in the United States, on the same basis as it is required to make such disclosure pursuant to applicable Canadian federal and/or provincial or territorial laws, regulations or policies, or otherwise discloses, information regarding purchases of the issuer’s or bidder’s securities in connection with the offer. Such information shall be set forth in amendments to this Schedule.

2. Consent to Service of Process

(a) At the time of initially filing this Schedule, the bidder filed with the Commission a written irrevocable consent and power of attorney on Form F-X.

(b) Any change to the name or address of the registrant’s agent for service shall be communicated promptly to the Commission by amendment to Form F-X referencing the file number of the registrant.

PART IV — SIGNATURES

By signing this Schedule, American Eagle Gold Corp. consents without power of revocation that any administrative subpoena may be served, or any administrative proceeding, civil suit or civil action where the cause of action arises out of or relates to or concerns any offering made or purported to be made in connection with the filing on this Amendment No. 1 to Schedule 14D-1F or any purchases or sales of any security in connection therewith, may be commenced against it in any administrative tribunal or in any appropriate court in any place subject to the jurisdiction of any state or of the United States by service of said subpoena or process upon its designated agent.

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 27, 2026		AMERICAN EAGLE GOLD CORP.

	By:	/s/ Anthony Moreau
Name: Anthony Moreau
Title: Chief Executive Officer